SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of FEBRUARY 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: February 2, 2022

List of materials

Documents attached hereto:

i) Press release: Notice Regarding Update of the Year-end Dividend Forecast for the Fiscal Year Ending March 31, 2022

February 2, 2022
Sony Group Corporation

Notice Regarding Update of the Year-end Dividend Forecast for the Fiscal Year Ending March 31, 2022

Sony Group Corporation (“Sony” or the “Corporation”) approved, at the meeting of its Board of Directors held today, an update to the year-end dividend forecast on shares of common stock of the Corporation for the fiscal year ending March 31, 2022 as follows:

I. Details of the Dividend

Dividend per share Record date Interim dividend (September 30) Year-end dividend (March 31)  Total Latest Dividend Forecast (as of April 28, 2021) Undetermined Undetermined Updated Dividend Forecast ¥35 ¥65 FY21 Actual Dividend (ending March 31, 2022) ¥30 FY20 Actual Dividend (ended March 31, 2021) ¥25 ¥30 ¥55
II. Reasons for Determination of Dividend Amount

As Sony stated in its Securities Report (Yukashoken Hokokusho) and Annual Report on Form 20-F for the fiscal year ended March 31, 2021, Sony believes that continuously increasing corporate value and providing dividends are essential to rewarding stockholders.  It is Sony’s policy to utilize retained earnings, after ensuring the perpetuation of stable dividends, to carry out various investments that contribute to an increase in corporate value, such as those that ensure future growth and strengthen competitiveness.  In light of the consolidated financial results forecast for the fiscal year ending March 31, 2022 and other information set forth in the earnings release announced today, Sony has determined to update the year-end dividend forecasted for the fiscal year ending March 31, 2022 to 35 yen per share, based on the policy outlined above.  Sony intends to determine the actual amount of dividends based on an overall consideration of its consolidated operating results, financial condition and future business expectations.

End of document